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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                          TRADER CLASSIFIED MEDIA N.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89254T102
                       ----------------------------------
                                 (CUSIP Number)


     F. GEORGE DAVITT C/O TESTA, HURWITZ & THIBEAULT, LLP, 125 HIGH STREET,
                       BOSTON MA 02110, TEL: 617-248-7000
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                NOVEMBER 29, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 2 OF 14 PAGES
-------------------------                                 ---------------------


-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John H. MacBain

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                       (a) / /

                                                       (b) / /

-------------------------------------------------------------------------------
  3     SEC USE ONLY


-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                258,492 shares
       NUMBER OF
                          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                58,329,658 shares

                          -----------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 258,492 shares

                          -----------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                48,791,777 shares

-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        64,088,150 shares

-------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /


-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        70.2%

-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

-------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 3 OF 14 PAGES
-------------------------                                 ---------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         The statement on the Schedule 13D of John H. MacBain relating to his ownership of the Class A Shares is hereby amended as follows:

ITEM 4 - PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following:

         On November 29, 2002, as described in Item 5 and Item 6, Mr. MacBain and Mr. MacBain's trust entered into or caused holding companies to enter into a number of different agreements, including Amendment A to the Transaction Agreement (as defined below), primarily in order to (a) sell, and thereby eliminate a perceived market overhang in respect of, 2,466,402 Class A Shares beneficially owned by LTBM's trust, the sale of which had been contemplated under the Transaction Agreement, and (b) obtain liquidity for up to two and a half years on 3,033,598 Class A Shares for Mr. MacBain's trust and, indirectly, Mr. Teyssonniere. Because Mr. MacBain's trust has the right and obligation to reacquire all 5,500,000 shares pursuant to an equity swap arrangement, the transactions with Mr. MacBain, Mr. MacBain's trust and Mr. Teyssonniere effectively represent a loan secured by shares of the Company.

         Mr. MacBain, Mr. MacBain's trust and Wendel also caused holding companies to enter into agreements to support the transaction, including (a) a pledge by Mr. MacBain's trust and, indirectly, by Mr. Teyssonniere of 8,250,000 shares and (b) an agreement by Wendel to allow the buying financial institution under the equity swap arrangement to put 11,000,000 shares to Wendel in June 2005 at Euro 3.90 plus interest and fees. In addition, Mr. MacBain's trust and, indirectly, Mr. Teyssonniere also gave Wendel the right to acquire 2,750,000 shares in two separate call agreements.

         Pursuant to Amendment A to the Transaction Agreement, LTBM's trust agreed (a) to set aside 2,466,402 Class A Shares to compensate Mr. MacBain's trust for any loss suffered in the equity swap arrangement in respect of the 2,466,402 shares sold on behalf of LTBM's trust, (b) to provide Mr. MacBain's trust and, indirectly, Mr. Teyssonniere with an option to acquire up to 500,000 shares held by LTBM's trust at Euro 0.01 per share exercisable in connection with the exercise or expiration of the Option and (c) to pay Euro 325,000 of the fees of the transaction.

         Amendment A also confirms that, beginning on the date that the shares owned by LTBM's trust and the shares owned by Mr. MacBain's trust are held by separate holding companies, Mr. MacBain and his minority partner (whose votes Mr. MacBain controls for purposes of voting Class B Shares) will be the majority holder under the Shareholders' Agreement for so long as Mr. MacBain's trust and Mr. Teyssonniere own more Class B Shares than LTBM's trust. Amendment A states that, as majority holder, Mr. MacBain will be entitled to direct Wendel to vote its Class B Shares in accordance with Mr. MacBain's instructions.

         Pursuant to the Wendel Transaction Agreement (as defined below), Mr. MacBain and Mr. MacBain's trust granted to Wendel, among other things, rights of first refusal on certain transactions involving shares of the Company.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated to read the following:

(a) Mr. MacBain, either directly or through his trust's indirect ownership interest in Floscule B.V., a Dutch corporation ("Floscule" or "Holdco"), in which LTBM's trust and Mr. Teyssonniere have indirect interests, may be deemed the beneficial owner of the following Class A Shares:

     ------------------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by Mr. MacBain's
     trust                                                                            3,575,788
     ------------------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by LTBM's trust (of
     which Mr. MacBain's trust has the Option to acquire 2,932,679 shares)            2,932,679
     ------------------------------------------------------------------------------------------
     Class A Shares held by Holdco beneficially owned by Mr. Teyssonniere               221,191
     ------------------------------------------------------------------------------------------
     Employment Options exercisable by Mr. MacBain within 60 days                       258,492
     ------------------------------------------------------------------------------------------
     Class A Shares held by CAL FP (of which Holdco has the right and
     obligation to acquire 5,500,000 shares)                                          5,500,000
     ------------------------------------------------------------------------------------------
     TOTAL CLASS A SHARES DEEMED BENEFICIALLY OWNED BY MR. MACBAIN                   12,488,150
     ------------------------------------------------------------------------------------------


                  Except to the extent of his Option to acquire 2,932,679 Class A Shares held by LTBM's trust and Holdco's right and obligation to acquire 5,500,000 Class A Shares held by CAL FP, Mr. MacBain expressly disclaims beneficial

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 4 OF 14 PAGES
-------------------------                                 ---------------------

ownership of 8,653,870 Class A Shares consisting of (a) 2,932,679 Class A Shares held by Holdco beneficially owned by LTBM's trust, (b) 221,191 Class A Shares held by Holdco beneficially owned by Mr. Teyssonniere and (c) 5,500,000 Class A Shares held by CAL FP. Mr. MacBain expressly disclaims membership in a group with LTBM, Mr. Teyssonniere and CAL FP.

                  On September 27, 2002, Holdco sold 1,033,598 Class A Shares, the proceeds of which were released to LTBM's trust on or about October 30, 2002.

                  On November 29, 2002, Holdco sold 5,500,000 Class A Shares to Credit Agricole Lazard Financial Products Bank ("CAL FP") at a price of Euro 7.80 per share. The sale consisted of 2,466,402 Class A Shares held by Holdco beneficially owned by LTBM's trust, 2,856,891 Class A Shares held by Holdco beneficially owned by Mr. MacBain's trust and 176,707 Class A Shares held by Holdco beneficially owned by Mr. Teyssonniere. The proceeds of the sale were released to LTBM's trust, Mr. MacBain's trust and Mr. Teyssonniere. In connection with the sale, Holdco, on behalf of Mr. MacBain's trust, entered into an equity swap arrangement in respect of the 5,500,000 Class A Shares sold to CAL FP, under which Holdco, on behalf of Mr. MacBain's trust, or a party nominated by Holdco, has the right to purchase the 5,500,000 Class A Shares on June 1, 2005, but has the right to purchase such shares or direct their sale to a third party at any time before then. CAL FP or its transferee, as beneficial owner, may vote the 5,500,000 Class A Shares until the maturity date of the equity swap arrangement (June 1, 2005) or until the shares are otherwise sold. Holdco, on behalf of Mr. MacBain's trust, may direct that all or part of the 5,500,000 be sold to Holdco or a party nominated by Holdco during the term of the equity swap arrangement. See Item
6. References herein to "on behalf of Mr. MacBain's trust" with respect to rights and obligations of Holdco, Banita (as defined below) and Tewina (as defined below) shall, in addition, refer to (a) any direct or indirect wholly-owned subsidiary designated by Mr. MacBain's trust and (b) Mr. Teyssonniere to the extent of his minority interest.

                  Mr. MacBain, either directly or through his trust's indirect ownership interest in Holdco, in which LTBM's trust and Mr. Teyssonniere have indirect interests, may be deemed the beneficial owner of the following Class B Shares, which are convertible into an equal number of Class A Shares at any time:

     --------------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned by Mr.
     MacBain's trust                                                             17,732,628
     --------------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned by
     LTBM's trust (of which Mr. MacBain's trust has the Option to
     acquire all 17,732,628 shares)                                              17,732,628
     --------------------------------------------------------------------------------------
     Class B Common Shares held by Holdco beneficially owned Mr.
     Teyssonniere                                                                 1,096,863
     --------------------------------------------------------------------------------------
     TOTAL CLASS B COMMON SHARES DEEMED BENEFICIALLY OWNED BY MR. MACBAIN        36,562,119
     --------------------------------------------------------------------------------------


                  Except to the extent of his Option to acquire 17,732,628 of the Class B Shares of LTBM's trust, Mr. MacBain expressly disclaims beneficial ownership of 18,829,491 Class B Common Shares consisting of (a) 17,732,628 such shares held by Holdco beneficially owned by LTBM's trust and
(b) 1,096,863 such shares held by Holdco beneficially owned by Mr. Teyssonniere. Mr. MacBain expressly disclaims membership in a group with LTBM and Mr. Teyssonniere.

                  Mr. MacBain has also entered into the Shareholders' Agreement with Trader and with all of the holders of the Class B Shares (which include Holdco, LTBM, Mr. Teyssonniere and two subsidiaries of Wendel) relating to, among other things, the voting of Class B Shares for the election of Trader's supervisory directors, the transferability of the Class B Shares and other matters relating to Trader (but not relating to the Class A Shares owned by Mr. MacBain, LTBM, Mr. Teyssonniere or Wendel, including any Class A Shares that Mr. MacBain, LTBM, Mr. Teyssonniere or Wendel may obtain upon conversion of Class B Shares). As a result of this Shareholders' Agreement, Mr. MacBain may be deemed to be the beneficial owner of the following Class B Shares held by the subsidiaries of Wendel, and beneficially owned by Wendel, which are convertible into an equal number of Class A Shares at any time:

     -------------------------------------------------------------------------------------
     Class B Shares beneficially owned by Wendel                                15,037,881
     -------------------------------------------------------------------------------------
     TOTAL CLASS B SHARES HELD BY WENDEL DEEMED BENEFICIALLY OWNED BY MR.
     MACBAIN                                                                    15,037,881
     -------------------------------------------------------------------------------------

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 5 OF 14 PAGES
-------------------------                                 ---------------------


                  Mr. MacBain expressly disclaims membership in a group with Wendel and expressly disclaims beneficial ownership of all shares held directly or indirectly by Wendel.

                  As a result of the foregoing, Mr. MacBain may be deemed to beneficially own 70.2% of the Class A Shares of Trader.

                  The foregoing percentage is calculated on a numerator of
(a) 64,088,150 Class A Shares of Trader deemed beneficially owned by Mr. MacBain (assuming conversion of all of the Class B Shares deemed beneficially owned by him) and a denominator of (b) 91,244,503 Class A Shares of Trader (assuming the conversion of all of the Class B Shares outstanding) reported to be outstanding as of December 31, 2001 in Trader's Form 20-F filed on April 19, 2002.

(b) As of November 29, 2002, Mr. MacBain's voting and dispositive power over the Class A Shares of Trader is as follows:

SOLE VOTING POWER - Mr. MacBain has sole power to vote or to direct the vote of 258,492 Class A Shares.

SHARED VOTING POWER - Mr. MacBain has shared power to vote or to direct the vote of 58,329,658 Class A Shares (assuming the conversion of all of the Class B Shares). The shared voting power in the 58,329,658 Class A Shares is a result of Mr. MacBain's deemed interest in Class A Shares held directly or indirectly by Holdco, LTBM's trust and Wendel (assuming the conversion of all of the Class B Shares).

SOLE DISPOSITIVE POWER - Mr. MacBain has sole power to dispose or to direct the disposition of 258,492 Class A Shares.

SHARED DISPOSITIVE POWER - Mr. MacBain has shared power to dispose or to direct the disposition of 48,791,777 Class A Shares (assuming the conversion of all of the Class B Shares). The shared dispositive power in the 48,791,777 Class A Shares is a result of Mr. MacBain's deemed interest in Class A Shares held directly or indirectly by Holdco and LTBM's trust and the ability of Holdco, on behalf of Mr. MacBain's trust, to repurchase the 5,500,000 Class A Shares underlying the equity swap arrangement. Mr. MacBain expressly disclaims membership in a group with Mr. Teyssonniere, LTBM and Wendel and expressly disclaims beneficial ownership of all shares held directly or indirectly by Mr. Teyssonniere, LTBM's trust and Wendel (assuming the conversion of all of the Class B Shares).

(c) On September 26, 2002, Mr. MacBain and Mr. MacBain's trust entered into the LOI with LTBM and LTBM's trust. Pursuant to the LOI, Mr. MacBain's trust has the Option to acquire from LTBM's trust 20,665,307 shares of Trader, consisting of 2,932,679 Class A Shares and 17,732,628 Class B Shares, for an exercise price of: (a) if exercised prior to the first anniversary of the closing date of the transactions contemplated by the LOI, Euro 154,989,803, plus 4.9% interest per annum compounded annually from the date of the LOI, or
(b) if exercised after such first anniversary, Euro 167,388,987, plus 4.9% interest per annum compounded annually from the date of the LOI. Pursuant to the LOI, the term of the Option ended on October 15, 2004.

         On October 13, 2002, Mr. MacBain and Mr. MacBain's trust entered into the amendment of the LOI (the "Amendment") with LTBM and LTBM's trust. The Amendment extended the term of the Option to May 16, 2005, subject to the satisfaction of the conditions listed in Item 6.

         On October 21, 2002, Mr. MacBain and Mr. MacBain's trust entered into the second amendment to the LOI (the "Second Amendment") with LTBM and LTBM's trust. The Second Amendment modified the conditions of the Amendment that extended the term of the Option to May 16, 2005, as set forth in Item 6.

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 6 OF 14 PAGES
-------------------------                                 ---------------------

         On October 30, 2002, Mr. MacBain and Mr. MacBain's trust entered into the Transaction Agreement with LTBM and LTBM's trust. See Item 6. The parties to the Transaction Agreement also signed irrevocable instructions and authorizations to effect the separation of the shares held by LTBM's trust from Holdco.

         On November 29, 2002, Mr. MacBain and Mr. MacBain's trust entered into Amendment A to the Transaction Agreement ("Amendment A") with LTBM and LTBM's trust. See Item 6. On November 29, 2002, Mr. MacBain and his trust also entered into an agreement with Wendel (the "Wendel Transaction Agreement"). See Item 6. Mr. MacBain, his trust, Holdco, Banita S.A., ("Banita"), an affiliate of Holdco, Beheer-en Beleggingsmaatschappij Tewina B.V. ("Tewina"), an affiliate of Mr. MacBain's trust, and Wendel entered into an equity swap arrangement with CAL FP. See Item 6.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by revising the second paragraph describing the "TRANSACTION AGREEMENT" to replace "2,466,411 shares" with "2,466,402 shares" and to replace "1,033,589 Class A Shares" with "1,033,598 Class A Shares."

         Item 6 is hereby amended by adding the following:

         AMENDMENT A TO THE TRANSACTION AGREEMENT

                  On November 29, 2002, Mr. MacBain and Mr. MacBain's trust entered into Amendment A to the Transaction Agreement with LTBM and LTBM's trust.

                  The Transaction Agreement contemplates the sale of 3,500,000 Class A Shares by Holdco on behalf of LTBM's trust. Holdco sold 1,033,598 of such Class A Shares on September 27, 2002 and Holdco paid the proceeds of such sale to LTBM's trust on or about October 30, 2002. Pursuant to Amendment A to the Transaction Agreement, on November 29, 2002, Holdco sold the remaining 2,466,402 of such Class A Shares to CAL FP at a price of Euro 7.80 per share and paid the aggregate proceeds to LTBM's trust, less Euro 325,000 payable to or at the direction of Mr. MacBain in respect of the fees of CAL FP. CAL FP purchased such Class A Shares in the equity swap arrangement based upon, among other things, Mr. MacBain and Wendel agreeing to enter into certain put and call agreements, pledges and guarantees (as described below).

                  Pursuant to Amendment A, LTBM and LTBM's trust agreed to set aside 2,466,402 Class A shares to cover any losses incurred by Mr. MacBain pursuant to the equity swap arrangement with CAL FP. LTBM and LTBM's trust also granted to Mr. MacBain's trust an option to purchase, at an exercise price of Euro 0.01 per share, up to 500,000 Class A Shares (subject to reduction pro rata for any losses covered by the 2,466,402 Class A Shares set aside by LTBM's trust) exercisable in connection with the exercise or expiration of the Option.

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 7 OF 14 PAGES
-------------------------                                 ---------------------


                  Amendment A further amends the Transaction Agreement to reduce the minimum number of shares that must be held by LTBM and her trust in order for her to designate an additional supervisory board nominee, as set forth in Section 2.05(d)(ii) of the Transaction Agreement, by the number of shares set aside and pledged to cover equity swap losses and shares purchased under the option referenced above granted to Mr. MacBain's trust.

                  Amendment A also states that, beginning on the date by which the shares held by the LTBM trust are separated from Holdco and so long as Mr. MacBain, his trust and Mr. Teyssonniere own more Class B Shares than LTBM and her trust, then Mr. MacBain, his trust and Mr. Teyssonniere shall be the majority holder, as defined in the Shareholders' Agreement, and be entitled to direct Wendel to vote its shares in accordance with the instructions of the majority holder as set forth in the Shareholders' Agreement.

         WENDEL TRANSACTION AGREEMENT

                  On November 29, 2002, Mr. MacBain, Mr. MacBain's trust and Wendel entered into the Wendel Transaction Agreement pursuant to which Mr. MacBain, Mr. MacBain's trust and Wendel agreed to certain matters relating to, among other things:

                  (1) Entering into the equity swap arrangements with CAL FP as described in more detail below;

                  (2) Investment planning concerning exercise of the Option;

                  (3) Assistance in any sale of shares owned by Wendel;

                  (4) Exercise of the Option; and

                  (5) Sale of the Company.

                  A summary of the terms of the Wendel Transaction Agreement is provided below. Reference should be made, however to the definitive agreement filed as an exhibit hereto.

                  INVESTMENT PLANNING CONCERNING EXERCISE OF THE OPTION

                  Pursuant to the Wendel Transaction Agreement, Mr. MacBain agreed to review with Wendel potential alternatives concerning the exercise of the Option and agreed to outline a preliminary plan and a final plan. The preliminary and final plans are to include, among other things, an outline of capital needs, potential returns on capital and assumptions on which the plans are based and additional analyses that Wendel may reasonably request.

                  SALE OF WENDEL SHARES

                  Pursuant to the Wendel Transaction Agreement, at any time Wendel desires to sell any portion of its interest in the Company, it must notify Mr. MacBain. Thereafter, upon receipt of such notice, Mr. MacBain agreed, for a period of up to one year following the receipt of such notice, to make arrangements for the sale of that number of shares that Wendel seeks to sell (the "Wendel Shares"). The arrangements include, among other things, Mr. MacBain providing assistance in preparing offering memoranda, conducting road shows and meeting with potential investors in order to find the highest price attainable for the sale of the Wendel Shares. JHM and the JHM Trustees, however, are not required to enter into any agreement in respect of the sale of any of the Wendel Shares.

                  If Wendel sells the Wendel Shares to a third party, Mr. MacBain and his trust agreed to enter into a

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 8 OF 14 PAGES
-------------------------                                 ---------------------



         shareholders' agreement with the third party purchaser substantially in the form of the Shareholders' Agreement in effect on November 29, 2002. The aforementioned shareholders' agreement must allow the third party purchaser to have the same rights that Wendel had under the current Shareholders' Agreement except the multiple voting rights of the Class B Shares.

                  EXERCISE OF THE OPTION

                  Under the Wendel Transaction Agreement, Mr. MacBain and his trust agreed to give Wendel a priority right in respect of the exercise of 35.7% of the shares under the Option if Mr. MacBain and Wendel agree to terms concerning, among other things, the timing and financing of the Option (the "Exercise Terms"). Mr. MacBain has agreed to negotiate in good faith with Wendel, initially on an exclusive basis, to reach an agreement concerning the Exercise Terms. Neither party is obligated to enter into an agreement concerning the Exercise Terms and all exclusive negotiations, whether initiated by Mr. MacBain or Wendel, must be concluded by October 1, 2004.

                  Mr. MacBain will give Wendel notice and a right of first refusal if he finds a third party purchaser for the sale of the shares under the Option. Wendel will have 28 days to exercise its right of first refusal and must give written notice if it intends to exercise its rights. To exercise its right of first refusal, Wendel must purchase all of the shares underlying the Option on terms no less favorable than those offered by the third party purchaser. Wendel's right of first refusal, however, does not apply to an exercise of the Option followed immediately by a Sale Event.

                  If Wendel exercises its rights of first refusal above, Mr. MacBain, Mr. MacBain's trust and Wendel agree to amend the Shareholders' Agreement to incorporate additional terms previously discussed between the parties and, if applicable, agree to amend the articles and bylaws of the Company.

                  SALE OF THE COMPANY

                  At any time prior to October 1, 2004, Wendel has the right to give notice to Mr. MacBain to start negotiations by which Wendel would purchase the Company in a Sale Event. "Sale Event" is defined as: the sale by Wendel, Mr. MacBain and Mr. MacBain's trust of all of the Class B Shares owned by them or (ii) a sale of assets of the Company representing in the aggregate more than 70% of the assets of the Company. Mr. MacBain and Wendel will enter exclusive negotiations in good faith regarding Wendel's proposed purchase of the Company in a Sale Event for 90 days. All exclusive negotiations, whether initiated by Wendel or Mr. MacBain, must be concluded by December 31, 2004.

                  If Mr. MacBain finds a third party purchaser for a Sale Event (which Sale Event may occur substantially simultaneously with the exercise of the Option), he will give notice to Wendel and give Wendel a right of first refusal with respect to such purchase at the equity value offered by the third party purchaser to purchase the Company plus 7.5%. To exercise its right of first refusal, Wendel must purchase the Company or all or substantially all of its assets at 107.5% of the equity value offered and on terms no less favorable than those offered by the third party purchaser. Wendel will have 21 days to exercise this right.

                  Wendel may not sell, directly or indirectly, a majority voting equity interest in the Company to a third party within six months of its purchase of the Company through its exercise of its right of first refusal above, unless it pays Mr. MacBain and his trust the difference between the price that Wendel paid for Company and the price at which it intends to sell the Company.

                  If an unsolicited firm bona fide offer for a Sale Event is received from a third party, then the obligation of Mr. MacBain to negotiate with Wendel will not apply. Receipt of an unsolicited firm bona fide offer for a Sale Event, however, will trigger a special 75 day right of first refusal in favor of Wendel upon the terms set forth above including payment of 107.5% of the equity value offered.

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 9 OF 14 PAGES
-------------------------                                 ---------------------

         CAL FP SWAP ARRANGEMENT

                  On November 29, 2002, Holdco, on behalf of Mr. MacBain's trust, and CAL FP entered into an equity swap arrangement. In connection with the equity swap arrangement, CAL FP purchased from Holdco an aggregate of 5,500,000 Class A Shares at a price of Euro 7.80 per share. Pursuant to the equity swap arrangement, Holdco (on behalf of Mr. MacBain's trust) agreed to repurchase the 5,500,000 Class A Shares from CAL FP on June 1, 2005 at a price per share of Euro 7.80 plus interest and fees (the "Maturity Payment"). During the term of the equity swap arrangement, CAL FP agreed to pay an amount equal to any dividends declared and paid by the Company in respect of the shares, to Holdco (on behalf of Mr. MacBain's trust). The terms of the equity swap arrangement provide that Holdco (on behalf of Mr. MacBain's trust) may, at any time during the term of the equity swap arrangement, compel CAL FP to sell all or part of the 5,500,000 Class A Shares to Holdco, or to a party nominated by Holdco, in exchange for payment by Holdco (on behalf of Mr. MacBain's trust) of an accelerated Maturity Payment amount in respect of the Class A Shares so sold (the "Amortization"). To secure the obligations of Holdco under the swap arrangement, Holdco pledged (on behalf of Mr. MacBain's trust) 5,500,000 Class B Shares to CAL FP. References herein to "on behalf of Mr. MacBain's trust" with respect to rights and obligations of Holdco, Banita and Tewina shall, in addition, refer to (a) any direct or indirect wholly-owned subsidiary designated by Mr. MacBain's trust and (b) Mr. Teyssonniere to the extent of his minority interest.

         WENDEL/TRIEF/TEWINA PUT AND CALL ARRANGEMENT

                  Wendel granted to Tewina (on behalf of Mr. MacBain's trust) a put option to permit Tewina to put to Wendel up to 11,000,000 shares on or about June 1, 2005 at a price per share that is half of the then prevailing repurchase price of the 5,500,000 Class A Shares to be repurchased by Holdco under the CAL FP equity swap arrangement. Tewina assigned this put option to CAL FP in order to induce CAL FP to enter into the equity swap arrangement.

                  In order to induce Wendel to grant Tewina the put option discussed above, Tewina (on behalf of Mr. MacBain's trust) granted to Trief (on behalf of Wendel) call options totaling 2,750,000 Class A Shares at varying prices exercisable on various dates between September 10, 2004 and June 1, 2005 subject to modification if the equity swap is terminated. To secure the obligations of Tewina under the various calls, Banita (on behalf of Mr. MacBain's trust) guaranteed the obligations of Tewina and pledged 2,750,000 Class B Shares to support the guarantee.

                  The details of the various agreements giving effect to this arrangement are described below.

                  SHARE PURCHASE AGREEMENT (LTBM'S TRUST)

                  On November 29, 2002, Holdco and CAL FP entered into an agreement (the "LTBM Share Purchase") by which CAL FP agreed to purchase the remaining 2,466,402 Class A Shares released to LTBM's trust on the closing date of the Transaction Agreement at a price of Euro 7.80 per share.

                  SHARE PURCHASE AGREEMENT (MR. MACBAIN'S TRUST AND MR. TEYSSONNIERE)

                  On November 29, 2002, Holdco and CAL FP entered into an agreement (the "Share Purchase") by which CAL FP agreed to purchase an aggregate of 3,033,598 Class A Shares from Mr. MacBain's trust and Mr. Teyssonniere at a price of Euro 7.80 per share.

                  CAL FP EQUITY SWAP MASTER AGREEMENT, SCHEDULE AND CONFIRMATION

                  Effective as of November 29, 2002, CAL FP and Holdco entered into a Master Swap Agreement, the Schedule to the Master Swap Agreement and the Equity Swap Transaction Confirmation to give effect to the equity swap arrangement described above.

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 10 OF 14 PAGES
-------------------------                                 ---------------------


                  FIRST CALL OPTION AGREEMENT

                  Effective as of November 29, 2002, an affiliate of Wendel, Trief, and Tewina entered into an agreement (the "First Call") by which Tewina granted Trief a call option by which Trief can purchase from Tewina 1,250,000 Class A Shares during the ten days prior to June 1, 2005, subject to modification as detailed below, under the following per share pricing formula:

              (NOTIONAL + FEES)*(1 + INTEREST + MARGIN)^MAT
              ---------------------------------------------
                             5,500,000 shares
       where:

       Notional    =    the product of (i) 5,500,000 and (ii)  Euro 7.00

       Fees        =    Euro 650,000

       Interest    =    a rate equal to the initial zero coupon rate determined
                        in accordance with the CAL FP equity swap arrangement

       Margin      =    0.75 per cent.

       Mat         =    number of days in the period from (and including) the
                        effective date, under the CAL FP equity swap arrangement, to (and excluding) the earliest to occur of (i) June 1, 2005 and (ii) the date that is ten days after termination of the equity swap arrangement with CAL FP, divided by 365

                  SECOND CALL OPTION AGREEMENT

                  Effective as of November 29, 2002, Trief and Tewina entered into an agreement (the "Second Call") by which Tewina granted Trief a call option by which Trief can purchase from Tewina an aggregate of 1,500,000 Class A Shares for the period commencing 35 days prior to the Expiration Date, up to and including the date that is 30 days prior to the Expiration Date in each case (as set forth below) for the price of Euro 8.10 per share plus a sum of (i) 4.9% per annum compounded annually calculated from the October 30, 2002 to October 15, 2004 plus
         (ii) 6.9% per annum compounded annually calculated from October 16, 2004 to the following Expiration Dates:

                  Expiration Date                 Number of shares
               -----------------------------------------------------
               October 15, 2004                             214,286
               -----------------------------------------------------
               November 15, 2004                            214,286
               -----------------------------------------------------
               December 15, 2004                            214,286
               -----------------------------------------------------
               January 14, 2005                             214,286
               -----------------------------------------------------
               February 15, 2005                            214,286
               -----------------------------------------------------
               March 15, 2005                               214,285
               -----------------------------------------------------
               April 15, 2005                               214,285
               -----------------------------------------------------
               Total                                      1,500,000
               -----------------------------------------------------

                  Notwithstanding the foregoing, if the equity swap arrangement with CAL FP is terminated following the sale of all of the Class A Shares pursuant to Amortization under the equity swap arrangement, the Expiration Dates set forth in each of the First Call and Second Call above shall be the date that is 10 days after the date the equity swap arrangement so terminates.

                  PUT OPTION AGREEMENT

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 11 OF 14 PAGES
-------------------------                                 ---------------------

                  Effective as of November 29, 2002, Wendel and Tewina entered into an agreement (the "Put") by which Wendel granted Tewina a put option, granting Tewina the right to force Wendel to buy from it from 10 business days prior to June 1, 2005 until the date that is 40 business days after June 1, 2005 up to a maximum of 11,000,000 shares, for a price per share calculated in accordance with the following formula:

              (NOTIONAL + FEES)*(1 + INTEREST + MARGIN)^MAT
              ---------------------------------------------
                             11,000,000 shares
       where:

       Notional    =    the product of (i) 5,500,000 and (ii) Euro 7.80

       Fees        =    Euro 650,000

       Interest    =    a rate equal to the initial zero coupon rate
                        determined in accordance with the CAL FP equity swap arrangement

       Margin      =    0.90 per cent.

       Mat         =    number of days in the period from (and including) the
                        effective date, under the CAL FP equity swap arrangement, to (and excluding) June 1, 2005, divided by 365

                  DEED OF GUARANTEE FROM BANITA TO TRIEF

                  Effective as of November 29, 2002, Banita (on behalf of Mr. MacBain's trust) and Trief entered into an agreement (the "Banita Guarantee") by which Banita irrevocably and unconditionally guaranteed the performance of the obligations of Tewina to Trief under the First Call and the Second Call.


                  DEED OF GUARANTEE FROM TEWINA TO CAL FP

                  Effective as of November 29, 2002, Tewina and CAL FP entered into an agreement (the "Tewina Guarantee") by which Tewina irrevocably and unconditionally guaranteed the performance of all of Holdco's obligations to CAL FP under the CAL FP equity swap arrangement and the Holdco Pledge, as defined below.

                  DEED OF ASSIGNMENT FROM TEWINA TO CAL FP

                  Effective as of November 29, 2002, Tewina and CAL FP entered into an agreement (the "Tewina Assignment") by which Tewina agreed to assign its rights under the Put to CAL FP as security for any obligations that it may have to CAL FP.

                  SIDE LETTER FOR PUT (CAL FP)

                  Effective as of November 29, 2002, CAL FP executed and delivered a letter to Wendel and Tewina, informing Wendel that, should Holdco default on its obligations to CAL FP, CAL FP will exercise its rights under the Tewina Assignment to exercise the Put and require Wendel to purchase shares of the Company to the fullest extent.

                  DEED OF PLEDGE FROM FLOSCULE TO CAL FP

                  Effective as of December 2, 2002, Trader, Holdco (on behalf of Mr. MacBain's trust) and CAL FP entered into an agreement (the "Holdco Pledge") by which Holdco granted to CAL FP a first priority right of

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 12 OF 14 PAGES
-------------------------                                 ---------------------


         pledge over 6,000,000 Class B Shares in order to secure its performance of all of its obligations to CAL FP under the equity swap arrangement. The parties have agreed in principle to release 500,000 Class B Shares from the Holdco Pledge. The Holdco Pledge contains special provisions allowing LTBM and the trustees of her trust to, among other things, swap Class A Shares for the Class B Shares upon the occurrence of an event of default.

                  DEED OF PLEDGE FROM BANITA TO TRIEF

                  Effective as of November 29, 2002, Trader, Trief and Banita (on behalf of Mr. MacBain's trust) entered into an agreement (the "Banita Pledge") by which Banita granted to Trief a first priority right of pledge over 3,000,000 Class B Shares in order to secure its performance of all of its obligations to Trief under the Banita Guarantee. The parties to the Banita Pledge have agreed in principle to release 250,000 Class B Shares from the Banita Pledge. The Banita Pledge contains special provisions allowing LTBM and the trustees of her trust to, among other things, swap Class A Shares for the Class B Shares upon the occurrence of an event of default.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 13 OF 14 PAGES
-------------------------                                 ---------------------


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to add:

         Exhibit 5.A: Amendment A to the Transaction Agreement dated November 29, 2002 by and among Louise T. Blouin MacBain, Rothschild Trust Guernsey Limited, as trustees of the Leo Trust, John H. MacBain and Codan Trust Company Limited, as trustees of The JACTMAC Media Trust

         Exhibit 6.A: Wendel Transaction Agreement dated November 29, 2002 by and among Wendel Investissement, John H. MacBain and Codan Trust Company Limited, as trustees of The JACTMAC Media Trust

         Exhibit 7.A: Share Purchase Agreement (LTBM) dated November 29, 2002 between Floscule B.V. and Credit Agricole Lazard Financial Products Bank

         Exhibit 8.A: Share Purchase Agreement (JHM/ETDG) dated November 29, 2002 between Floscule B.V. and Credit Agricole Lazard Financial Products Bank

         Exhibit 9.A: ISDA(R) International Swaps & Derivatives Association, Inc. Master Agreement dated November 29, 2002 between Credit Agricole Lazard Financial Products Bank and Floscule B.V.

         Exhibit 10.A: Schedule to the Master Agreement dated November 29, 2002 between Credit Agricole Lazard Financial Products Bank and Floscule B.V.

         Exhibit 11.A: Equity Swap Transaction Confirmation dated November 29, 2002 from Credit Agricole Lazard Financial Products Bank addressed to and confirmed by Floscule B.V.

         Exhibit 12.A: Call Option Agreement dated November 30, 2002, with effect as of November 29, 2002, between Trief Corporation S.A. and Beheer-en Beleggingsmaatschappij Tewina B.V.

         Exhibit 13.A: (Blouin) Call Option Agreement dated November 30, 2002, with effect as of November 29, 2002, between Trief Corporation S.A. and Beheer-en Beleggingsmaatschappij Tewina B.V.

         Exhibit 14.A: Put Option Agreement dated November 30, 2002, with effect as of November 29, 2002, between Wendel Investissement and Beheer-en Beleggingsmaatschappij Tewina B.V.

         Exhibit 15.A: Deed of Guarantee dated November 30, 2002, with effect as of November 29, 2002, between Banita S.A. and Trief Corporation S.A.

         Exhibit 16.A: Deed of Assignment dated November 29, 2002 between Beheer-en Beleggingsmaatschappij Tewina B.V. and Credit Agricole Lazard Financial Products Bank

         Exhibit 17.A: Deed of Guarantee dated November 29, 2002 between Beheer-en Beleggingsmaatschappij Tewina B.V. and Credit Agricole Lazard Financial Products Bank

         Exhibit 18.A: Letter dated November 29, 2002 to Wendel
Investissement and Trief Corporation S.A. from Credit Agricole Lazard Financial Products

         Exhibit 19.A: Deed of Pledge dated December 2, 2002 between Credit Agricole Lazard Financial Products Bank, Floscule B.V. and Trader Classified Media N.V.

         Exhibit 20.A: Deed of Pledge dated November 29, 2002, between Trief Corporation S.A., Banita S.A. and Trader Classified Media N.V.

-------------------------                                 ---------------------
CUSIP NO. 89254T102                   13D                 PAGE 14 OF 14 PAGES
-------------------------                                 ---------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2002

/S/ JOHN H. MACBAIN
--------------------------------
John H. MacBain